Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 1, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed October 16, 2013 File No. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company,” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No.4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 28, 2013.

For convenience of reference, each Staff comment contained in your October 28, 2013 comment letter is reprinted below in boldface, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

General

1.	We have considered your response to comment 2 and reviewed your revisions and information incorporated by reference related to your updating of financial information for CapLease and the GE Portfolio related to American Realty Capital Trust IV, Inc. (GE). In both instances, it appears you have only updated the pro-forma financial information. Please revise to also include updated 3-05 and 3-14 historical financial statements for CapLease and GE, similar to what was originally filed as Exhibit 99.2 and Exhibit 99.3 in an 8-K/A on June 14, 2013 and July 23, 2013, respectively.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

November 1, 2013

We advise the Staff that the requested financial information has been included in ARCP’s Form 8-K/A, filed on October 31, 2013, which Form 8-K/A is incorporated by reference in the Registration Statement, and American Realty Capital Trust IV, Inc.’s Form 8-K/A, filed on October 31, 2013, which Form 8-K/A is included as Annex F to the proxy statement/prospectus.

2.	It appears that you have amended the merger so that ARCP shareholders would not get the opportunity to approve the merger. If so, please tell us your basis for concluding that ARCP shareholder approval is not required. Also, please revise the disclosure that still refers to the ARCP’s recommendation that its stockholders approve the merger on page 158.

We advise the Staff that ARCP initially sought shareholder approval of the merger in order to comply with NASDAQ Stock Market Rule 5635, which requires that companies obtain shareholder approval prior to the issuance of shares of common stock equal to 20% or more of their issued and outstanding common stock. Pursuant to the revised terms of the merger agreement, ARCP expects to issue a maximum of 36.9 million shares of common stock in connection with the merger, based on the number of shares of ARCT IV common stock outstanding on its record date, which is less than 20% of the total number of shares of ARCP common stock issued and outstanding before such issuance of common stock. Therefore, pursuant to the revised terms of the merger agreement, and as described under “Questions and Answers — Why was the merger agreement amended on October 6, 2013 and on October 11, 2013, and what is the effect of the amendments?,” ARCP is no longer required under NASDAQ Stock Market Rule 5635 to obtain stockholder approval prior to such issuance of shares of common stock in connection with the merger. Accordingly, ARCP shareholder approval of the merger is not required.

The disclosure under the heading “The Merger Agreement — Covenants and Agreements — Form S-4, Proxy Statement/Prospectus; Stockholders Meetings” on page 170 of the proxy statement/prospectus has been revised as requested.

How will ARCP fund the cash portion of the merger consideration, page vii

3.	Please disclose the total cash consideration. If possible, disclose the total cash consideration of other mergers that are contingent on this one, if any.

The disclosure under the heading “Questions and Answers — How will ARCP fund the cash portion of the merger consideration?” beginning on page vii of the proxy statement/prospectus has been revised to disclose the total cash consideration in the merger, as well as the total cash consideration of the Company’s pending mergers with CapLease, Inc. and Cole Real Estate Investments, Inc.

What will be the ongoing rate of return on an ARCT IV stockholder’s original investment, page x

4.	It does not appear that distributions are the only component of determining an investor’s “rate of return.” Please revise the question to refer to distribution rate instead of return rate.

November 1, 2013

The question on page x of the proxy statement/prospectus has been revised to read “Questions and Answers — What will be the distribution rate on an ARCT IV stockholder’s original investment?”

Comparative ARCP and ARCT IV Market Price and Distribution Information, page 21

5.	Considering the merger consideration involved with your proposed mergers, please tell us if you undertook an analysis of whether the expected increase to the annualized distribution rate of ARCP is sustainable. If so, please provide us with such analysis. Also, the reference to a 2.05 exchange ratio at the bottom of page 22 appears incorrect.

We advise the Staff that an analysis of whether the expected increase to ARCP’s annualized distribution rate is sustainable was undertaken. We have supplementally provided to the Staff a copy of such analysis. The disclosure under the heading “Summary – Comparative ARCP and ARCT IV Market Price and Dividend Information” on page 22 of the proxy statement/prospectus has been revised as requested.

Voting Rights, page 77

6.	Please clarify if there are any other matters that will trigger a voting right for the Series F Preferred stockholders other than the election of directors when dividends are in arrears for 18 or more months.

The disclosure under the heading “Description of ARCP Shares – Series F Cumulative Redeemable Preferred Stock – Voting Rights” on page 81 of the proxy statement/prospectus has been revised to describe additional voting rights of Series F Preferred Stockholders,

Certain Prospective Financial Information Reviewed by ARCT IV, page 113

7.	We note your response to comment 6 and the revised disclosure on page 114. Please revise the tables on page 115 to disclose the historical FFO and AFFO for each company or advise.

The disclosure under the heading “The Merger — Certain Prospective Financial Information Reviewed by ARCT IV” on page 126 of the proxy statement/prospectus has been revised as requested.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page F-6

8.	We note your revisions to adjustment (20). Please tell us why you have not determined the impact of bifurcating the Series D Cumulative Convertible Preferred Stock conversion feature. We may have further comment.

November 1, 2013

We advise the Staff that the Series D Cumulative Convertible Preferred stock will not be outstanding until the CapLease merger is consummated, which is anticipated to be during the fourth quarter of 2013. The conversion of the Series D Cumulative Convertible Preferred stock is at the option of the holder; how the shares are settled is at the option of ARCP. ARCP can settle in common stock, cash or a new series of preferred shares. The conversion calculation is complex and is based upon a variable number of common shares, which are a function of the average stock prices prior to the conversion date or a variable number of new series preferred stock based on the fair market value of the new series of preferred stock on the conversion date, as determined by a third party. Due to the complexity of the conversion features, ARCP will need the assistance of a third party specialist to assist in the determination of whether a derivative exists and, if it is determined that a derivative does exist, to determine the value of such derivative. ARCP plans to have this analysis completed prior to the issuance of the December 31, 2013 audited financial statements.

We have disclosed the accounting treatment of such a derivative, if one exists, as a balance sheet reclassification between additional paid-in capital and a liability. We do not believe such a reclassification, if any, is material to the pro forma financial statements.

American Realty Capital Properties, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

9.	We have considered your response to comment 7 and reviewed your amended Form 10-K filed on October 7, 2013. We note that you have filed an amended Form 10-K that includes only the requested information related to RBS Citizens, N.A. with no 302 and 906 certifications. Please note that the amended Form 10-K should reflect all impacted items in its entirety (i.e. Item 15 – Exhibits and Financial Statement Schedules) and include updated 302 and 906 certifications. Please revise accordingly. Further, within your Form S-4, please update your list of filings that are incorporated by reference to include any amended Form 10-Ks.

We advise the Staff that an amended Form 10-K has been filed as requested on October 31, 2013. The list of filings that are incorporated by reference has been updated to include such amended Form 10-K, as well as the amended Form 10-K filed on October 7, 2013.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

November 1, 2013

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Shannon Sobotka
Jennifer Monick
Folake Ayoola